Exhibit 10.6

HCW Biologics Inc.

2929 North Commerce Parkway

Miramar, Florida 33025

July 6, 2021

PERSONAL AND CONFIDENTIAL

Peter Rhode

[***]

Re: Employment Agreement

Dear Peter:

It gives me great pleasure to offer you (the “Employee”) continued employment with HCW Biologics Inc. (the “Company”) in the position of Chief Scientific Officer and Vice President of Clinical Operations. As of the Effective Date (as defined below), this letter agreement (this “Agreement”) sets forth the terms and conditions that shall govern the period of Employee’s employment with the Company (referred to hereinafter as “employment” or the “Employment Period”). Each of the Employee and the Company shall be referred to as a “Party” and collectively, the “Parties”.

1. Effective Date. This Agreement shall be effective, and the term of this Agreement shall commence on July 15, 2021 (the “Effective Date”) and shall govern the terms and conditions of Employee’s employment from the Effective Date until the third anniversary of the Effective Date (the “Expiration Date”), unless Employee’s employment is terminated earlier in accordance with Section 4(a) below. The Employment Period may be extended beyond the Expiration Date by mutual agreement between Employee and Employee’s Supervisor (as defined below).

2. Employment. Employee shall render services to the Company in the position of Chief Scientific Officer and Vice President of Clinical Operations and shall report to the Company’s Chief Executive Officer (Employee’s “Supervisor”). Employee shall be based out of the Company’s offices in Florida. Employee will perform the duties and have the responsibilities and authority customarily performed and held by an employee in Employee’s position or as otherwise may be assigned or delegated to Employee by Employee’s Supervisor. During the Employment Period, Employee shall perform Employee’s duties faithfully and to the best of Employee’s ability and shall devote substantially all of Employee’s business time, energy, attention and skill to the services of the Company and the promotion of its interests. So long as Employee is employed by the Company, Employee shall not, without the prior written consent of the Company establish or engage in any business activity that would compete in any way with the current or proposed business of the Company or its affiliates; provided, that it shall not be a violation of this Agreement for Employee to (i) serve on civic or charitable boards, (ii) serve in a non-executive capacity on the boards of directors of up to two other companies or (iii) manage passive personal investments, in each case so long as such activities do not individually or in the aggregate interfere in any material way with the performance of Employee’s duties and responsibilities to the Company. Employee shall comply with the Company’s policies and rules, as they may be in effect from time to time during Employee’s employment.

3. Compensation.

(a) Salary. The Company shall pay Employee an annual base salary of $230,000 (“Base Salary”), which shall be paid less all required tax withholdings and other applicable deductions in accordance with the Company’s regularly established payroll practice. The Company shall conduct an annual review of the Base Salary and may increase such Base Salary in its sole discretion based on the performance of Employee and the Company. The Company shall not reduce the Base Salary to less than 90% of salary paid to Employee during the prior year, unless Employee has agreed in writing to such deduction. Effective as of the date of any change to Employee’s Base Salary, the Base Salary as so changed shall be considered the new Base Salary for all purposes of this Agreement.

(b) Achievement Bonus. Employee will be eligible to be considered for an annual cash incentive bonus (the “Cash Bonus”) each fiscal year during the Employment Period based upon the achievement of certain objective or subjective criteria (collectively, the “Performance Goals”). In compliance with all relevant legal requirements and based on Employee’s level within the Company, the Performance Goals for Employee’s Cash Bonus for a particular year will be established by, and in the sole discretion of, the Company’s Board of Directors (the “Board”) or any Compensation Committee of the Board (the “Committee”), as applicable. The initial target amount for any such Cash Bonus will be up to 30% of Employee’s Base Salary (the “Target Bonus Percentage”), less all required tax withholdings and other applicable deductions. The determinations of the Board or the Committee, as applicable, with respect to such Cash Bonus or the Target Bonus Percentage shall be final and binding. Employee’s Target Bonus Percentage for any subsequent year may be adjusted up or down, as determined in the sole discretion of the Board or the Committee, as applicable. Employee shall not earn a Cash Bonus unless Employee is employed by the Company on the date when such Cash Bonus is actually paid by the Company.

(c) Equity Incentives. Subject to approval of the Board of Directors, Employee will be eligible to receive incentive stock options (“Options”) to purchase shares of Common Stock of the Company (“Common Stock”) to be issued in accordance with the terms of the Company’s 2021 Equity Incentive Plan (as amended) (the “Plan”) and with an exercise price per share equal to the fair market value per share of Common Stock.

(d) Benefits. Employee will be entitled to participate in all benefit plans (including, but not limited to, any medical, dental, life insurance, retirement and disability plans), which may be available from time to time to the senior executives (and their eligible dependents) of the Company. Employee acknowledges and agrees that the Company may, in its discretion, terminate at any time or modify from time to time any such benefit plans.

(e) Vacation. As an exempt employee, Employee is eligible to participate in the Company’s paid time off program: employees have the authority to use their judgment and discretion to take temporary periods of time away from work as needed, without loss of pay, as their work permits.

(f) Expenses. The Company shall pay or reimburse Employee for business expenses reasonably incurred by Employee in connection with the performance of Employee’s duties in accordance with the policies of the Company as may be in effect from time to time, including presentation of receipts or other backup or supporting documentation.

(g) No Other Compensation. Other than as expressly set forth in this Section 3, Employee shall not receive any other compensation or benefits from the Company or its affiliates.

(h) Withholding. Notwithstanding anything else herein to the contrary, the Company may withhold from any amounts otherwise due or payable under or pursuant to this Agreement or otherwise such non-U.S., U.S., federal, state and local income, employment, or other taxes as may be required to be withheld pursuant to any applicable law or regulation.

4. Termination; Severance; Acceleration of Option Vesting.

(a) Termination Employment At Will. Notwithstanding Section 1 but subject to Section 4(c) below, Employee’s employment with the Company will be “at-will.” Employee may terminate his employment with the Company and this Agreement at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate Employee’s employment and this Agreement at any time, with or without Cause or advance notice. Employee’s employment at-will status can only be modified in a written agreement signed by Employee and by Employee’s Supervisor.

(b) Accrued Benefits. Except as expressly provided in Section 4(c), upon the termination of Employee’s employment, Employee shall only be entitled to (i) the accrued but unpaid Base Salary compensation and PTO, (ii) other benefits earned and the reimbursements described in this Agreement or under any Company-provided plans, policies, and arrangements for the period preceding the effective date of the termination of employment, each in accordance with the governing documents and policies of any such benefits, reimbursements, plans and arrangements, and (iii) such other compensation or benefits from the Company as may be required by law (collectively, the “Accrued Benefits”).

(c) Severance. In the event that the Company terminates Employee’s employment without Cause (a “Qualifying Termination”), then, subject to Section 4(d), Employee shall be eligible to receive the following: (i) a single lump sum cash payment equal to seventy-five percent (75%) Employee’s then-current Base Salary (i.e. 9 months of severance), less all applicable federal, state and local withholdings and deductions and (ii) all of Employee’s unvested and outstanding equity awards that would have become vested had Executive remained in the employ of the Company for the 9-month period following Employee’s termination of employment shall immediately vest and become exercisable, if applicable, as of the date of Employee’s termination; provided, however, that if the Qualifying Termination occurs in connection with or during the twelve (12) months following a Change in Control (as defined in the Plan), then 100% of Employee’s unvested and outstanding equity awards shall immediately vest and become exercisable, if applicable, as of the date of Employee’s termination (collectively, the “Severance Benefits”).

(d) Release. Employee shall not be entitled to any Severance Benefits unless Employee executes and returns to the Company a general release in favor of, and in a form reasonably satisfactory to, the Company (the “Release”) and does not revoke such release during any applicable revocation period prescribed by law, and such release becomes effective within 60 days following Employee’s termination date (the “Release Deadline”). In addition, in no event will Severance Benefit be paid or provided until the Release actually becomes effective. If the termination of employment occurs at a time during the calendar year where the Release Deadline could occur in the calendar year following the calendar year in which Employee’s termination of employment occurs, then any severance payments or benefits under this Agreement that would be considered Deferred Payments (as defined in Section 7(a) will be paid on the first payroll date to occur during the calendar year following the calendar year in which such termination occurs, or such later time as required by (i) the payment schedule applicable to each payment or benefit as set forth in Section 4, (ii) the date the Release becomes effective, or (iii) Section 7(b); provided that the first payment shall include all amounts that would have been paid to Employee if payment had commenced on the date of Employee’s termination of employment. For the avoidance of doubt, and notwithstanding anything herein to the contrary, Employee shall not be entitled to any severance payment if (a) the Company terminates Employee’s employment for Cause, or (b) Employee’s employment is terminated by reason of Employee’s death or Disability. In the event Employee’s employment is terminated due to Disability, Employee shall receive those benefits to which Employee is entitled under the Company’s long-term disability benefits plan(s). The Company shall make any severance payment provided for under this Section 4 on the Release Deadline.

5. Definitions.

(a) For purposes of this Agreement, the term “Cause” shall mean any of the following: (a) Employee’s material breach of any agreement with the Company, including the Confidentiality Agreement, or any policy of the Company, which breach has not been cured within twenty (20) days following written notice to Employee thereof; (b) Employee’s conviction of, or pleading guilty or nolo contendere to, a felony or any other crime involving dishonesty, breach of trust, moral turpitude, or physical harm to any person (including, without limitation, the Company or any of its employees); (c) Employee’s act of fraud, misconduct, intentional misrepresentation or dishonesty in connection with Employee’s duties or otherwise with the business of the Company; (d) Employee’s material breach in the performance of duties under this Agreement, including insubordination or excessive tardiness, or failure to implement or follow a lawful policy or directive of the Company, in each case where such failure is not cured within twenty (20) days following written notice to Employee thereof; (e) Employee’s commission of any act or omission of gross negligence or willful misconduct in the performance of Employee’s duties; or (f) Employee being under the influence of alcohol or non-prescription drugs, during work activities, except that “Cause” shall not include Employee’s proper use of prescription drugs with a valid prescription or proper use of over-the- counter medications in accordance with the manufacturer’s recommendations or a physician’s directions or Employee’s modest consumption of alcohol during business dinners or other work-related social events.

(b) For purposes of this Agreement, “Disability” shall mean Employee becomes eligible for the Company’s long-term disability benefits under the Company’s long-term disability plan.

6. Post-Termination Obligations.

(a) Employee agrees that all property (including, without limitation, all equipment, tangible proprietary information, documents, records, notes, contracts and computer-generated materials) furnished to or created or prepared by Employee in the course and scope of Employee’s employment belongs to the Company and shall be promptly returned to the Company upon termination of Employee’s employment.

(b) Upon termination of Employee’s employment, Employee shall be deemed to have resigned from all offices and directorships then held with the Company and its subsidiaries. Following any termination of employment, Employee shall reasonably cooperate with the Company (i) in the winding up of pending work on behalf of the Company and the orderly transfer of work to other employees, and (ii) in the defense of any action brought by any third party against the Company that relates to Employee’s employment by the Company; provided, that in each case the Company shall reimburse Employee for any reasonable and documented out-of-pocket fees and expenses incurred by Employee in connection with such cooperation.

(c) Employee acknowledges that (i) because of his position with the Company, he will have access to information about the operations, business strategies and customers, and other valuable proprietary information and trade secrets, of the Company and its affiliates, (ii) the use or disclosure of such information and trade secrets in violation of this Agreement would be extremely difficult to detect or prove, and (iii) any activities restricted by this Section 6(c) would necessarily involve the use or disclosure of the Company’s trade secrets and/or proprietary information. Accordingly, Employee agrees that from the Effective Date until the twelve (12) month anniversary of the termination of employment, Employee will not, directly or indirectly: (i) interfere with, damage or impair (or attempt to tortuously interfere with, damage or impair) the relationship between the Company and its affiliates and any of their customers, suppliers or business relations (or prospective customers, suppliers or business relations) or (ii) solicit, encourage, induce (or attempt to induce, encourage or induce) any person who is a consultant, agent or representative of the Company or its affiliates to terminate his, her or its relationship with the Company or its affiliates.

(d) Employee agrees that he will not directly or indirectly, individually or in concert with others, make any statement calculated or likely to have the effect of undermining or disparaging the business or the business reputation of the Company or its affiliates or their respective employees, officers, directors, customers, suppliers, successors and assigns, including, without limitation, negative comments about any such company, its management methods, policies and/or practices. Notwithstanding the foregoing, nothing herein shall prohibit Employee from (i) confidential disclosures made to Employee’s legal or other professional advisors, (ii) exercising Employee’s rights under this Agreement, any other agreement to which the Company and Employee are parties, or otherwise with respect to employment by the Company, or (iii) responding accurately and fully to any question, inquiry or request made in connection with any governmental inquiry, investigation, review, audit or proceeding, or as otherwise required by law.

(e) Employee acknowledges that the Company is relying for its protection upon the existence and validity of the provisions of this Agreement, that the services to be rendered by Employee are of a special, unique and extraordinary character, and that irreparable injury may result to the Company from any violation or continuing violation of the provisions of this Section 6 for which damages may not be an adequate remedy. Accordingly, notwithstanding Section 10 below, Employee hereby agrees that in addition to the remedies available to the Company by law, the Company shall be entitled to apply to a court of competent jurisdiction to obtain such equitable relief as may be permitted by law by such a court including injunctive relief from any violation or continuing violation by Employee of any term or provision of this Section 6.

7. Section 409(A).

(a) Notwithstanding anything to the contrary in this Agreement, no Severance Benefits to be paid or provided to Employee, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation (together, the “Deferred Payments”) not exempt under Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), and the final regulations and any guidance promulgated thereunder or any state law equivalent (collectively, “Section 409A”) will be paid or otherwise provided until Employee has a “separation from service” within the meaning of Section 409A. And for purposes of this Agreement, any reference to “termination of employment,” “termination” or any similar term shall be construed to mean a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to Employee, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Employee has a “separation from service” within the meaning of Section 409A.

(b) Notwithstanding anything to the contrary in this Agreement, if Employee is a “specified employee” within the meaning of Section 409A at the time of Employee’s termination of employment (other than due to death), then the Deferred Payments, if any, that are payable within the first six (6) months following Employee’s separation from service, will become payable on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Employee dies following Employee’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment, installment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

(c) Without limitation, any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations is not intended to constitute Deferred Payments for purposes of clause (a) above.

(d) Without limitation, any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit is not intended to constitute Deferred Payments for purposes of clause (a) above. Any payment intended to qualify under this exemption must be made within the allowable time period specified in Section 1.409A-1(b)(9)(iii) of the Treasury Regulations. “Section 409A Limit” means two (2) times the lesser of: (i) Employee’s annualized compensation based upon the annual rate of pay paid to Employee during Employee’s taxable year preceding Employee’s taxable year of his separation from service as determined under Treasury Regulations Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto, or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Code for the year in which Employee’s separation from service occurred.

(e) To the extent that reimbursements or in-kind benefits under this Agreement constitute non-exempt “nonqualified deferred compensation” for purposes of Section 409A, (1) all reimbursements hereunder shall be made on or prior to the last day of the calendar year following the calendar year in which the expense was incurred by Employee, (2) any right to reimbursement or in-kind benefits shall not be subject to liquidation or exchange for another benefit, and (3) the amount of expenses eligible for reimbursement or in-kind benefits provided in any calendar year shall not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided, in any other calendar year.

(f) The Severance Benefits are intended to be exempt from or comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities or ambiguous terms herein will be interpreted to be exempt or so comply. The Company and Employee agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions that are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A.

8. Confidentiality Agreement. Concurrently with the execution of this Agreement, Employee shall execute and deliver to the Company the Company’s standard Employee Proprietary Information and Invention Assignment Agreement (the “Confidentiality Agreement”).

9. Governing Law. This Agreement shall be governed by and construed and enforced in accordance with the internal substantive laws (and not the laws of conflicts) of the State of Florida. If any provision of this Agreement becomes or is deemed invalid, illegal or unenforceable in any applicable jurisdiction by reason of the scope, extent or duration of its coverage, then such provision shall be deemed amended to the minimum extent necessary to conform to applicable law so as to be valid and enforceable or, if such provision cannot be so amended without materially altering the intention of the Parties, then such provision shall be stricken and the remainder of this Agreement shall continue in full force and effect. If any provision of this Agreement is rendered illegal by any present or future statute, law, ordinance or regulation (collectively, the “Law”) then that provision shall be curtailed or limited only to the minimum extent necessary to bring the provision into compliance with the Law. All the other terms and provisions of this Agreement shall continue in full force and effect without impairment or limitation.

10. Arbitration. Subject to Section 6(e) above, To the fullest extent permitted by applicable law, Employee and the Company agree that any and all disputes, demands, claims, or controversies (“claims”) relating to, arising from or regarding Employee’s employment, including claims by the Company, claims against the Company, and claims against any current or former parent, affiliate, subsidiary, successor or predecessor of the Company, and each of the Company’s and these entities’ respective officers, directors, agents or employees, shall be resolved by final and binding arbitration before a single arbitrator in Miramar, Florida (or another mutually agreeable location). This does not prevent either Employee or the Company from seeking and obtaining temporary or preliminary injunctive relief in court to prevent irreparable harm to Employee’s or its confidential information or trade secrets pending the conclusion of any arbitration. This arbitration agreement does not apply to any claims that have been expressly excluded from arbitration by a governing law not preempted by the Federal Arbitration Act and does not restrict or preclude Employee from communicating with, filing an administrative charge or claim with, or providing testimony to any governmental entity about any actual or potential violation of law or obtaining relief through a government agency process. The Parties hereto agree that claims shall be resolved on an individual basis only, and not on a class, collective, or representative basis on behalf of other employees to the fullest extent permitted by applicable law (“Class Waiver”). Any claim that all or part of the Class Waiver is invalid, unenforceable, or unconscionable may be determined only by a court. In no case may class, collective or representative claims proceed in arbitration on behalf of other employees.

The Parties agree that the arbitration shall be conducted by a single neutral arbitrator through JAMS in accordance with JAMS Employment Arbitration Rules and Procedures (available at www.jamsadr.com/rules-employment-arbitration). Except as to the Class Waiver, the arbitrator shall determine arbitrability. The Company will bear all JAMS arbitration fees and administrative costs in excess of the amount of administrative fees and costs that Employee otherwise would have been required to pay if the claims were litigated in court. The arbitrator shall apply the applicable substantive law in deciding the claims at issue. Claims will be governed by their applicable statute of limitations and failure to demand arbitration within the prescribed time period shall bar the claims as provided by law. The decision or award of the arbitrator shall be final and binding upon the Parties. This arbitration agreement is enforceable under and governed by the Federal Arbitration Act. In the event that any portion of this arbitration agreement is held to be invalid or unenforceable, any such provision shall be severed, and the remainder of this arbitration agreement will be given full force and effect. By signing the offer letter, Employee acknowledges and agrees that Employee has read this arbitration agreement carefully, are bound by it and are WAIVING ANY RIGHT TO HAVE A TRIAL BEFORE A COURT OR JURY OF ANY AND ALL CLAIMS SUBJECT TO ARBITRATION UNDER THIS ARBITRATION AGREEMENT.

11. Entire Agreement. It is understood, acknowledged and agreed that there are no oral agreements between the Parties hereto or their affiliates and that this Agreement constitutes the Parties’ and their affiliates’ entire agreement with respect to the subject matter hereof and supersedes and cancels any and all previous negotiations, arrangements, agreements and understandings, if any, between the Parties hereto and their affiliates, and none thereof shall be used to interpret or construe this Agreement. This Agreement, and the exhibits attached hereto, and the Confidentiality Agreement contain all of the terms, covenants, conditions, warranties and agreements of the Parties and their affiliates, shall be considered to be the only agreement between the Parties hereto and their affiliates and their respective representatives and agents with respect thereto.

12. Amendments; Waivers. This Agreement may be amended, modified, superseded, canceled, renewed or extended and the terms or covenants of this Agreement may be waived only by a written instrument executed by the Parties to this Agreement or, in the case of a waiver, by the Party waiving compliance. The failure of any Party at any time or times to require performance of any provision of this Agreement shall in no manner affect the right at a later time to enforce the same. No waiver by any Party of the breach of any term or provision contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such breach, or a waiver of the breach of any other term or covenant contained in this Agreement.

13. Assignment. The rights, duties and benefits of Employee hereunder are personal in nature, and no such right, duty or benefit may be assigned by Employee without the prior written consent of the Company. The rights and obligations of the Company hereunder shall inure to the benefit of, and be binding upon, the Company and its successors and assigns.

14. Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

15. Construction. Employee and the Company acknowledge and agree that (a) each such Party has consulted (or had the opportunity to consult) with such Party’s own, independent counsel, and such other professional advisors as such Party has deemed appropriate, relating to any and all matters contemplated under this Agreement, (b) each such Party and such Party’s counsel and advisors have reviewed (or had the opportunity to review) this Agreement, (c) each such Party has agreed to enter into this Agreement following such review (or opportunity to review) and the rendering of such advice, and (d) any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement, or any portions hereof, or any amendments hereto.

16. Counterparts. This Agreement and any amendments hereto may be executed in one or more counterparts. All of such counterparts shall constitute one and the same Agreement and shall become effective when a copy signed by each Party has been delivered to the other Party. The Parties agree that facsimile and .pdf signatures shall be as effective as if originals.

17. Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents or notices related to this letter, securities of the Company or any of its affiliates or any other matter, including documents and/or notices required to be delivered to Employee by applicable securities law or any other law or the Company’s Certificate of Incorporation or Bylaws by email or any other electronic means. Employee hereby consents to (i) conduct business electronically (ii) receive such documents and notices by such electronic delivery and (iii) sign documents electronically and agree to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.

Please kindly countersign this Agreement to confirm your understanding and agreement with the terms set forth herein.

Sincerely,

HCW Biologics Inc.

By:	/s/ Hing C. Wong
Name: Hing C. Wong
Title: Chief Executive Officer

ACKNOWLEDGED AND AGREED:

By:	/s/ Peter Rhode
Name: Peter Rhode